Spotlight

What private markets can offer investors amid historic rate hikes

November 11, 2022 • 4 min read





In the headlines: Last week, the Fed raised target fed funds rate by 75 basis points, marking the fourth consecutive 0.75 percentage point move this year and the sixth increase in the last six months.

Consumer-price index, change from a year earlier



Source: Labor Department

This is happening in the context of: Fed Chairman Jerome Powell, in his briefing on the same day, emphasizing that the central bank will continue to battle rising broad price inflation until it returns to its 2% target. On a positive note, October's consumer price index print was +7.7%, the lowes year-over year (YoY) print since January. For context, CPI numbers were 8.2% in September and a 40-year high of 9.1% in June.

Michael Gapen, Bank of America chief U.S. economist, projected a 50 basis point hike in December, hardly a cause for relief amid a string of consecutive increases.

All in all, Fed's concerted efforts have brought the federal funds rate to a range of 3.75% to 4%, the highest level since 2008, and up from 0 -0.25% at the beginning of the year.



The federal funds target rate since July 2006

Note: From 2008 forward, data reflects midpoint of the target range. Data as of Nov 2, 2022.
Source: The Federal Reserve Bank of New York

What it means: Public markets have been extremely volatile this year on the back of the Fed's hawkish stance.

- The S&P 500 fell by 20% this year, as fears mounted among investors that the Fed's efforts to slow inflation could tip the economy into recession.

- Since bond prices and interest rates move in opposite directions, bond investments, traditionally viewed as a less-volatile alternative to stocks, also fell. An index that tracks investment-grade corporate bonds was down by roughly 20% in October year over year, while the Bloomberg Barclays US Aggregate Bond index is down by more than 13% in a year. By some measures, overall bond market losses have been worse than at any time since 1926. The effect of rising interest rates on fixed income has especially disillusioned staunch believers of the 60/40 portfolio – a popular method to hedge against market volatility – leading some industry leaders to declare the model dead.

- Since rates on several forms of consumer borrowing are pegged to the federal funds rate, it's become costlier to borrow as a whole –

which had resounding repercussions for both investors and consumers in a range of industries, including homebuilding, auto and financial services.

Between the lines: Amid the broader volatility, investors may be left wondering how to best allocate their capital and remain somewhat insulated from the market turbulence. Several strategies under the private-markets umbrella may be well-positioned to provide that hedge.

- **Floating rate loans**: Unlike traditional fixed income, the interest rate or coupon of floating rate loans changes alongside its reference rate, typically Secured Overnight Financing Rate (SOFR). Thus, floating rate debt tends to provide higher relative value than fixed income debt during rising rate environments as the yield increases with each rate hike.

- **Real estate**: As housing affordability continues to put external pressures on the number of homebuyers, tenant rentals are expected to increase, which creates favorable conditions for single- and multi-family investments.

- **Multi-Asset Class funds**: Multi-asset class funds designed to provide consistent income during all market cycles can help investors gain exposure to a wide range of alternative asset classes with a single investment. Yieldstreet's Prism Fund has shown very low correlation with US Equities for example, specifically at -.10 since its inception in March 2020.[1]

1 Bloomberg and Yieldstreet as of 9/30/2022. All correlation coefficients are calculated based on monthly total return data between 3/31/2020 and 9/30/2022. "US Equities" represents the S&P 500 Index. The Yieldstreet Prism Fund's inception date is March 9, 2020. Past performance is not a guarantee of future returns.

Investors should carefully consider the investment objective, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by calling 844-943-5378 or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

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